SECRETARY’S CERTIFICATE

The undersigned, Kent Barnes, Secretary of the Third Lake Partners Alternative Yield Strategy Fund, a Delaware statutory trust (the “Fund”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Fund’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, which is attached hereto as Exhibit B, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Fund, and has custody of the corporate records of the Fund and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Trustees of the Fund, including a majority of the Board of the Trustees who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Bond on June 29, 2026.

4.	Premiums will be paid for the period July 1, 2026 to December 31, 2027.

/s/ Kent Barnes
Kent Barnes
Secretary of the Trust

Exhibit A

Approval of Fidelity Bond and D&O/E&O Insurance

RESOLVED, that the appropriate officers of the Fund is authorized and directed to take and/or ratify all necessary action for the Fund to purchase fidelity bond coverage (“Fidelity Bond”) and a Trustees and Officers/Errors and Omissions (“D&O/E&O”) liability insurance policy consistent with the materials presented at this Meeting; and be it

FURTHER RESOLVED, that it is the finding of the Board that the Fidelity Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-l under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and be it

FURTHER RESOLVED, that the Fidelity Bond is approved by a vote of the Board (all Trustees voting) and separately by a majority of the Independent Trustees; and be it

FURTHER RESOLVED, that the Secretary of the Fund shall file, or arrange for the filing of, the Fidelity Bond with the Securities and Exchange Commission and shall give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act.

Exhibit B

ARCH INSURANCE COMPANY

(A Missouri Corporation)

Home Office Address:	Administrative Address:
2345 Grand Blvd, Suite 900	Harborside 3
Kansas City, MO 64108	210 Hudson Street, Suite 600
Jersey City, NJ 07311-1107 Tel: (866) 413-5550

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS

Bond No.:	ICB1000010-00

Item 1.	Insured & Address:
Third Lake Partners Alternative Yield Strategy Fund
C/O Ultimus Fund Solutions
225 Pictoria Drive # 450
Cincinnati, OH 45246

Item 2.	Bond Period:
	From:	July 1, 2026
	To:	December 31, 2027
12:01 a.m. local time at the address stated in Item 1

Item 3.	Bond Premium:		$3,003.00
	Taxes, Surcharges and other assessments, if applicable:		$0.00
	Premium attributable to Terrorism Risk Insurance:		$0.00
	☒	Included in Bond Premium
	☐	In addition to Bond Premium

Item 4.	Notices to Insurer:

Claims or Potential Claims:	All Other Notices:
Arch Insurance Company	Arch Insurance Company
Executive Assurance Claims	Executive Assurance Underwriting
1299 Farnam Street, Suite 500	Harborside 3
Omaha, NE 68102	210 Hudson Street, Suite 300
P.O. Box 542033	Jersey City, NJ 07311-1107
Omaha, NE 68154	Tel: (866) 413-5550
Phone: 877 688-ARCH (2724)
Fax: (866) 266-3630
E-mail: Claims@ArchInsurance.com

05 ICB0002 00 08 11	Page 1 of 2

Item 5.	Investment Company Blanket Bond Coverage Elections:

Aggregate Limit of Liability:			$750,000

Insuring Agreement			Limit of Liability	Deductible
☒	A.	Fidelity	$750,000	$0
☒	B.	Audit Expense	$25,000	$5,000
☒	C.	On Premises	$750,000	$10,000
☒	D.	In Transit	$750,000	$10,000
☒	E.	Forgery or Alteration	$750,000	$10,000
☒	F.	Securities	$750,000	$10,000
☒	G.	Counterfeit Currency	$750,000	$10,000
☒	H.	Stop Payment	$25,000	$5,000
☒	I.	Uncollectible Items of Deposit	$25,000	$5,000

Item 6.	Endorsements:

See attached schedule of endorsements and notices.

Item 7.	The Insured by acceptance of this Bond gives notice to the Insurer terminating or canceling prior bonds or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this Bond becomes effective.

Item 8.	Producer:	Alliant Insurance Services, Inc.
	Mailing Address:	Financial Square 32 Old Slip
New York, NY 10005

05 ICB0002 00 08 11	Page 2 of 2

Signature Page

IN WITNESS WHEREOF, Arch Insurance Company has caused this policy to be executed and attested.

Brian D. First President	Regan Shulman Secretary

05 ML0002 00 12 14	Page 1 of 1

SCHEDULE OF FORMS AND ENDORSEMENTS

NAMED INSURED:	Third Lake Partners Alternative Yield Strategy Fund	TERM: July 01, 2026 to December 31, 2027
POLICY NUMBER:	ICB1000010-00

ENDT. NO.	FORM NO.	TITLE
	05 ML0002 00 12 14	SIGNATURE PAGE (ARCH INSURANCE)
	00 ICB0005 00 08 11	INVESTMENT COMPANY BLANKET BOND
1	00 ICB0006 00 08 11	AUTOMATIC FUND COVERAGE
2	00 ICB0008 00 08 11	COMPUTER SYSTEMS INSURING AGREEMENT
3	00 ML0207 00 11 03 (00 ME3541 00 10 15)	CLAIMS EXPENSE INSURING AGREEMENT
4	00 ML0207 00 11 03 (00 ME3540 00 10 15)	UNAUTHORIZED SIGNATURES INSURING AGREEMENT
	00 ML0065 00 06 07	U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN ASSETS CONTROL ( OFAC )

00 ML0012 00 09 04	Page 1 of 1

INVESTMENT COMPANY BLANKET BOND

The Insurer, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 5 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

1.	INSURING AGREEMENTS

A.	Fidelity

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

1.	to cause the Insured to sustain such loss; and

2.	to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

B.	Audit Expense

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Insurer for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 5 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement A. in Item 5 of the Declarations.

C.	On Premises

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 1 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

00 ICB0005 00 08 11	Page 1 of 16

Offices and Equipment

1.	Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this Bond caused by Larceny or theft in, or by burglary, robbery or holdup of, such office, or attempted threat, or by vandalism or malicious mischief; or

2.	Loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempted threat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

D.	In Transit

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

E.	Forgery or Alteration

Loss through Forgery or alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any investment company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an investment company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another investment company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement F hereof whether or not coverage for Insuring Agreement F is provided for in the Declarations of this Bond.

Any check or draft:

1.	made payable to a fictitious payee and endorsed in the name of such fictitious payee; or

2.	procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated;

00 ICB0005 00 08 11	Page 2 of 16

shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

F.	Securities

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof:

1.	through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

a.	counterfeited with the intent to deceive and to be taken for an original;

b.	forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity; or

c.	raised or otherwise altered, or lost, or stolen; or

2.	through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding, losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement E. hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

G.	Counterfeit Currency

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of any country issued or purporting to have been issued by such country.

00 ICB0005 00 08 11	Page 3 of 16

H.	Stop Payment

Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

1.	for having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber; or

2.	for having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

I.	Uncollectible Items of Deposit

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or loss resulting from Items of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the uncollectible Items of Deposit.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by the Insurer for uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal, as declared in the prospectus of the Fund(s), shall begin from the date a deposit was first credited to any Insured Fund(s).

2.	GENERAL AGREEMENTS

A.	Additional Offices or Employees – Consolidation or Merger-Notice

1.	If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Insurer of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.	If an investment company, named as an Insured herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Insurer within 60 days of the acquisition, and an additional premium shall be computed only if such acquisition involves additional offices or Employees.

B.	Warranty

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	Court Costs and Attorneys’ Fees (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this Bond)

00 ICB0005 00 08 11	Page 4 of 16

The Insurer will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement A. this indemnity shall apply only in the event that:

1.	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

2.	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

3.	in the absence of paragraphs 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of any dishonest or fraudulent act(s) if such Employee were prosecuted.

The Insured shall promptly give notice to the Insurer of any such suit or legal proceeding and at the request of the Insurer shall furnish it with copies of all pleadings and other papers therein. At the Insurer’s election the Insured shall permit the Insurer to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Insurer’s selection. The Insured shall give the Insurer full cooperation and such information as it may reasonably require or deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the liability of the Insurer under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Insurer that the amount recoverable under this Bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	Former Employee

Acts of an Employee, as defined in this Bond, are covered under Insuring Agreement A only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement A if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

3.	DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Section:

A.	“Employee” means:

1.	any of the Insured’s officers, partners, or employees;

00 ICB0005 00 08 11	Page 5 of 16

2.	any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor;

3.	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured;

4.	guest students or interns pursuing their studies or duties in any of the Insured’s offices;

5.	directors or trustees of the Insured, the investment advisor, Insurer (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured;

6.	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis;

7.	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under paragraph 9 below;

8.	those persons so designated in Section 17, Central Handling of Securities;

9.	any officer, partner or employees of

a.	an investment advisor;

b.	an Insurer (distributor);

c.	a transfer agent or shareholder accounting record-keeper; or

d.	an administrator authorized by written agreement to keep financial and/or other required records,

for an investment company named as Insured while performing acts coming within the scope of the usual duties of an officer or employees of any investment company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such investment company, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the investment company Act of 1940, as amended, of an investment company named as Insured or is an affiliated person of the adviser, Insurer or administrator of such investment company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in paragraphs 6 and 7 above and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13.

00 ICB0005 00 08 11	Page 6 of 16

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

B.	“Bond Period” means the period specified in Item 2 of the Declarations, subject to any cancellation prior to the scheduled expiration date.

C.	“Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.

D.	“Insured” means the entity named in Item 1 of the Declarations.

E.	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

F.	“Larceny” or “Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940, as amended.

G.	“Property” means money (i.e., currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made there from, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefore.

4.	EXCLUSIONS

Insurer shall not be liable for:

A.	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreements A, E, F or G;

B.	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement D, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

C.	loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

00 ICB0005 00 08 11	Page 7 of 16

D.	loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

E.	loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreements A, E or F;

F.	loss resulting from any violation by the Insured or by any Employee:

1.	of law regulating:

a.	the issuance, purchase or sale of securities;

b.	securities transactions upon security exchanges or over-the-counter market;

c.	investment companies; or

d.	investment advisors, or

2.	of any rule or regulation made pursuant to any such law;

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements A or E;

G.	loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreements C or D while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under:

1.	the Insured’s contract with said armored motor vehicle company;

2.	insurance carried by said armored motor vehicle company for the benefit of users of its service; and

3.	all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this Bond shall cover only such excess;

H.	all potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement I;

I.	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond;

00 ICB0005 00 08 11	Page 8 of 16

J.	loss through the surrender of Property away from an office of the Insured as a result of a threat:

1.	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

2.	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement A.

K.	all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement B;

L.	loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement A; or

M.	loss resulting from uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

5.	ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any employers of temporary personnel or of processors as set forth in Section 3. Definitions, A. “Employee” 6 and 7, as aforesaid, and upon payment to the Insured by the Insurer on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or Employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights herein provided for.

6.	LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS

A.	This Bond is for the use and benefit only of the Insured named in the Declarations and the Insurer shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Insurer written notice thereof and shall also within six months after such discovery furnish to the Insurer affirmative proof of loss with full particulars. If a claim is made under this Bond for loss of securities or shares, the Insurer shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Insurer. The Insurer shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after such proof of loss is filed with the Insurer nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in Section 2. General Agreement, C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law

00 ICB0005 00 08 11	Page 9 of 16

controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

B.	Discovery occurs when the Insured:

1.	becomes aware of facts, or

2.	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by this Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

7.	VALUATION OF Property

A.	The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

B.	In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Insurer shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

8.	VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Insurer shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Insurer may, at its election, pay such actual cash value or make such replacement or repair. If the Insurer and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

9.	LOST SECURITIES

A.	If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 5 of the Declarations of this Bond, the liability of the Insurer shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 5 of the Declarations of this Bond.

B.	If the Insurer shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Insurer all of the Insured’s rights, title and interests in and to said securities.

00 ICB0005 00 08 11	Page 10 of 16

C.	With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Insurer may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Insurer against all loss or expense that the Insurer may sustain because of the issuance of such Lost Instrument Bond or Bonds.

D.	With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Insurer may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Insurer under the terms and conditions of this Bond subject to the Limit of Liability hereunder.

10.	SALVAGE

In case of recovery, whether made by the Insured or by the Insurer, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Insurer, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Insurer and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Insurer the rights provided for herein.

11.	NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

A.	At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 5 of the Declarations of this Bond notwithstanding any previous loss for which the Insurer may have paid or be liable to pay hereunder; provided, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Insurer under this Bond with respect to all loss resulting from:

1.	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss;

2.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss;

3.	all wrongful acts, other than those specified in paragraph 1 above, of any one person shall be deemed to be one loss;

4.	all wrongful acts, other than those specified in paragraph 1 above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

00 ICB0005 00 08 11	Page 11 of 16

5.	any one casualty or event other than those specified in paragraphs A. 1, 2, 3 or 4 above, shall be deemed to be one loss; and

shall be limited to the applicable Limit of Liability stated in Item 5 of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

B.	Paragraph A. 3 above is not applicable to any situation to which the language of Item 4 applies.

12.	LIMIT OF LIABILITY

With respect to any loss set forth in Section 11. Non-Reduction and Non-Accumulation of Liability and Total Liability, A. 1 through 5 of this Bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Insurer to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Insurer under this Bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

13.	OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Insurer shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond applicable to such loss.

14.	DEDUCTIBLE

A.	The Insurer shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, Section 11. Non-Reduction and Non-Accumulation of Liability and Total Liability, A. 1 through 5, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Insurer on account thereof prior to payment by the Insurer of such loss, shall exceed the Deductible Amount set forth in Item 5 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 5 of the Declarations.

B.	The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 9. Lost Securities.

C.	There shall be no Deductible Amount applicable to any loss under Insuring Agreement A sustained by any investment company named as Insured herein.

15.	TERMINATION

A.	The Insurer may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each investment company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Insurer. When the Insured terminates, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to

00 ICB0005 00 08 11	Page 12 of 16

60 days before the effective date of the termination. The Insurer shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

B.	This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

C.	The Insurer shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

D.	This Bond shall terminate:

1.	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 18. Additional Companies Included As Insured, D.);

2.	as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Insurer of its desire to terminate this Bond as to such Employee; or

3.	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

16.	RIGHTS AFTER TERMINATION OR CANCELLATION

A.	At any time prior to the termination of this Bond, whether by the Insured or the Insurer, the Insured may give to the Insurer notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination and shall pay an additional premium therefor.

B.	Upon receipt of such notice from the Insured, the Insurer shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

1.	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

2.	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose;

00 ICB0005 00 08 11	Page 13 of 16

without the necessity of the Insurer giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Insurer shall refund any unearned premium.

C.	The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

17.	CENTRAL HANDLING OF SECURITIES

A.	Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company (hereinafter called “Corporations”) to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

B.	For purposes of this Section, Employee shall also include the officers, partners, clerks and other Employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange (hereinafter called “Exchanges”) and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other Employees and Employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

C.	The Insurer shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Insurer shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

D.	For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best efforts in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

E.	This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Insurer on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such

00 ICB0005 00 08 11	Page 14 of 16

Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights provided for herein.

18.	ADDITIONAL COMPANIES INCLUDED AS Insured

If more than one corporation, co-partnership or person or any combination of them shall be included as the Insured herein:

A.	the total liability of the Insurer hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Insurer would be liable hereunder if all such loss were sustained by any one of them;

B.	the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Insurer shall furnish each named investment company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

C.	the Insurer shall not be responsible for the proper application of any payment made hereunder to said Insured in Item 1. Of the Declarations;

D.	knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 6. Loss-Notice-Proof-Legal Proceedings and Section 15. Termination constitute knowledge or discovery by all the Insured; and

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond.

19.	NOTICE AND CHANGE OF CONTROL

A.	Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940, as amended) of the Insured, the Insured shall within 30 days of such knowledge give written notice to the Insurer setting forth:

1.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

2.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

3.	the total number of outstanding voting securities.

B.	As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

C.	Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

00 ICB0005 00 08 11	Page 15 of 16

D.	Such notice is not required to be given in the case of an Insured which is an investment company.

20.	CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Insurer’s Authorized Representative. When a bond covers only one investment company no change or modification which would adversely affect the rights of the investment company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Insurer. If more than one investment company is named as the Insured herein, the Insurer shall give written notice to each investment company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such investment company.

IN WITNESS WHEREOF, the Insurer has caused this Bond to be executed on the Declarations Page.

00 ICB0005 00 08 11	Page 16 of 16

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATIC FUND COVERAGE

It is agreed that:

1.	If the Insured shall, while this Bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the Bond Period.

2.	If the Insured shall, while this Bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, as amended, due to an increase in asset size of current funds Insured under this Bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the Bond Period.

All other terms and conditions of this Bond remain unchanged.

Issued By: Arch Insurance Company

Endorsement Number: 1

Policy Number: ICB1000010-00

Named Insured: Third Lake Partners Alternative Yield Strategy Fund

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2026

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THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

COMPUTER SYSTEMS INSURING AGREEMENT

It is agreed that:

1.	Section 1. Insuring Agreements is amended to add:

Computer Systems

Loss resulting directly from a fraudulent:

A.	entry of data into; or

B.	change of data or programs within a:

Computer System; provided the fraudulent entry or change causes:

1.	Property to be transferred, paid or delivered;

2.	an account of the Insured, or of its customer, to be added, deleted, debited or credited; or

3.	an unauthorized account or a fictitious account to be debited or credited;

C.	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

1.	cause the Insured or its agent(s) to sustain a loss;

2.	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit; and

3.	further provided, such voice instructions or advices:

a.	were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

b.	were electronically recorded by the Insured or its agent(s).

2.	It shall be a condition to recovery under this Insuring Agreement that the Insured or its agent(s) shall, to the best of their ability, electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Insuring Agreement shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

3.	The Limit of Liability for the coverage provided by this Insuring Agreement shall be $750,000.

4.	The Insurer shall be liable hereunder for the amount by which one loss is excess of the $10,000 Deductible Amount.

00 ICB0008 00 08 11	Page 1 of 3

5.	For purposes of this Endorsement only:

A.	“Computer System” means:

1.	computers with related peripheral equipment, including storage components, wherever located;

2.	systems and application software;

3.	terminal devices;

4.	related communication networks or customer communication systems; and

5.	related electronic funds transfer systems;

by which data are electronically collected, transmitted, processed, stored and retrieved.

B.	the Insurer shall not be liable for:

1.	loss resulting directly or indirectly from the theft of confidential information, material or data; and

2.	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or Employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System.

6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Insurer to involve the same individual and, in that event, shall be treated as one loss.

7.	If any loss is covered under this Insuring Agreement and any other Insuring Agreement or coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or coverage.

8.	Coverage under this Insuring Agreement shall terminate upon termination or cancellation of this Bond. Coverage under this Insuring Agreement may also be terminated or cancelled without cancelling this Bond in its entirety:

A.	60 days after receipt by the Insured of written notice from the Insurer of its desire to terminate or cancel coverage under this Insuring Agreement; or

B.	immediately upon receipt by the Insurer of a written request from the Insured to terminate or cancel coverage under this Insuring Agreement.

The Insurer shall refund to the Insured the unearned premium for this coverage under this Insuring Agreement. The refund shall be computed at short rates if this Insuring Agreement is terminated or cancelled or reduced by notice from the Insured.

00 ICB0008 00 08 11	Page 2 of 3

9.	Section 6, Loss-Notice-Proof-Legal Proceedings is amended to add:

With respect to Insuring Agreement only, proof of loss resulting from voice instructions or advices covered under this Insuring Agreement shall include electronic recording of such voice instructions or advices.

10.	Coverage under this Insuring Agreement is not designed to cover loss provided under a separate Electronic and Computer Crime Policy or by whatever title assigned or by whatever insurer written. Any loss which is covered under such separate policy is excluded from coverage under this Bond and the Insured agrees to make claim for such loss under its separate policy.

All other terms and conditions of this Bond remain unchanged.

Issued By: Arch Insurance Company

Endorsement Number: 2

Policy Number: ICB1000010-00

Named Insured: Third Lake Partners Alternative Yield Strategy Fund

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2026

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THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CLAIMS EXPENSE INSURING AGREEMENT

It is agreed that Section 1. Insuring Agreements is amended to add:

CLAIMS EXPENSE

Reasonable expenses (excluding the cost of services rendered by employees of the Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, F, and G and any other valid coverage added by endorsement, which loss exceeds the Deductible Amount applicable to such coverage. If no loss is established hereunder, then the Insured will bear all such expenses.

1.	The Limit of Liability for the coverage provided by this Insuring Agreement shall be $25,000. Such amount shall be part of and not in addition to the Aggregate Limit of Liability stated in Item 5 of the Declarations of the attached Bond. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration with the Insurer.

2.	The Deductible Amount for loss under this Insuring Agreement shall be $5,000.

3.	Section 4. Exclusions, K shall not apply to this Insuring Agreement.

All other terms and conditions of this Bond remain unchanged.

Endorsement Number: 3

Policy Number: ICB1000010-00

Named Insured: Third Lake Partners Alternative Yield Strategy Fund

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2026

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THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURES INSURING AGREEMENT

It is agreed that Section 1. Insuring Agreements is amended to add:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check, withdrawal order, or draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

1.	It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signatures for all persons who are authorized signatories on such account.

2.	The Limit of Liability for the coverage provided by this Insuring Agreement shall be $25,000. Such amount shall be part of, and not in addition to, the Aggregate Limit of Liability stated in Item 5 of the Declarations.

3.	The Deductible Amount for loss under this Insuring Agreement shall be $10,000.

All other terms and conditions of this Bond remain unchanged.

Endorsement Number: 4

Policy Number: ICB1000010-00

Named Insured: Third Lake Partners Alternative Yield Strategy Fund

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2026

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00 ML0207 00 11 03

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN
ASSETS CONTROL (“OFAC”)

ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

●	Foreign agents;

●	Front organizations;

●	Terrorists;

●	Terrorist organizations; and

●	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http://www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

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